UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13E-100)

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.
(Name of Issuer)

China Advanced Construction Materials Group, Inc.
Novel Gain Holdings Limited
CACMG Acquisition, Inc.
Xianfu Han
Weili He
(Name of Persons Filing Statement)

Common Stock, par value $.001 per share
(Title of Class of Securities)

169365 10 3
(CUSIP Number)

China Advanced Construction Materials Group, Inc.	Xianfu Han and Weili He
9 North West Fourth Ring Road	c/o China Advanced Construction Materials Group, Inc.
Yingu Mansion Suite 1708	9 North West Fourth Ring Road
Haidian District Beijing	Yingu Mansion Suite 1708
People’s Republic of China 100190	Haidian District Beijing
Attn: Jianling Chen	People’s Republic of China 100190
+86 10 82525361	+86 10 82525361

Novel Gain Holdings Limited	CACMG Acquisition, Inc.
c/o China Advanced Construction Materials Group, Inc.	c/o China Advanced Construction Materials Group, Inc.
9 North West Fourth Ring Road	9 North West Fourth Ring Road
Yingu Mansion Suite 1708	Yingu Mansion Suite 1708
Haidian District Beijing	Haidian District Beijing
People’s Republic of China 100190	People’s Republic of China 100190
Attn: Xianfu Han	Attn: Xianfu Han
+86 10 82525361	+86 10 82525361

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Peter X. Huang	James L. Hsu	Woon-Wah Siu
Skadden, Arps, Slate, Meagher &	Squire Sanders & Dempsey (US)	Pillsbury Winthrop Shaw Pittman
Flom LLP	LLP	LLP
30th Floor, China World Office 2	Suite 1207, 12th Floor	Suite 4201, Bund Center
1 Jianguomenwai Avenue	Shanghai Kerry Centre	222 Yan An Road East, Huangpu
Beijing 100004, PRC	1515 Nanjing Road West	District
+86 10 65355500	Shanghai 200040	Shanghai, China 200002
	People’s Republic of China	+86 21 61377999
+86 21 61036360

This statement is filed in connection with (check the appropriate box):

[X]      The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[  ]      The filing of a registration statement under the Securities Act of 1933.

[  ]      A tender offer.

[  ]      None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [  ]

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$24,003,574.35	$2,750.81

*       Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (A) the aggregate cash payment for the proposed $2.65 per share for 8,999,804 shares of common stock issued and outstanding as of October 28, 2011 (consisting of 17,809,387 shares of common stock outstanding as of October 28, 2011 minus 8,809,583 shares of common stock held, in the aggregate, by Mr. Xianfu Han and Mr. Weili He) and (B) the aggregate cash payment for the 616,375 shares of common stock underlying the outstanding warrants of the Company at $0.25 per share, the excess of the merger consideration of $2.65 per share over the exercise price of $2.40 per share under such warrant.

**      The filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934 and the Securities and Exchange Commission Fee Rate Advisory #2 for Fiscal Year 2012, is calculated by multiplying the Transaction Valuation by 0.0001146.

[X]     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,750.81
Form or Registration No.: Schedule 14A—Preliminary Proxy Statement
Filing Party: China Advanced Construction Materials Group, Inc.
Date Filed: October 31, 2011

INTRODUCTION

This Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): China Advanced Construction Materials Group, Inc., a Delaware corporation (the “Company”), the issuer of the common stock, par value $.001 per share (the “Company Common Stock”) that is subject to the Rule 13e-3 transaction; Novel Gain Holdings Limited, a British Virgin Islands company (“Parent”); CACMG Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”); Xianfu Han (“Mr. Han”), chairman of the board of directors and chief executive officer of the Company; and Weili He (“Mr. He”), vice chairman of the board of directors and chief operating officer of the Company.

On October 24, 2011, Parent, Merger Sub, Mr. Han, Mr. He and the Company entered into an agreement and plan of merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. Parent and Merger Sub are beneficially owned by Mr. Han and Mr. He (the “Buyer Group”). Concurrently with the filing of this Schedule 13E-3, the Company is filing with the SEC a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon, among other things, a proposal to adopt the Merger Agreement. The adoption of the Merger Agreement will require the affirmative vote of the holders of both (a) a majority of the outstanding shares of Company Common Stock and (b) a majority of the outstanding shares of Company Common Stock other than the shares of Company Common Stock held by the Buyer Group (the “Rollover Shares”) as of the close of business, New York time, on the record date for the special meeting. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement.

Under the terms of the Merger Agreement, at the effective time of the Merger each share of Company Common Stock issued and outstanding immediately prior to the effective time of the Merger will be converted automatically into the right to receive $2.65 in cash (the “Per Share Merger Consideration”), without interest and less any applicable withholding taxes, excluding the shares of Company Common Stock owned by (i) Parent or Merger Sub, including the Rollover Shares to be contributed to Parent by the Buyer Group pursuant to an equity rollover agreement between Parent and the Rollover Stockholders (the “Rollover Agreement”) immediately prior to the effective time of the Merger or (ii) stockholders who have properly exercised, perfected and not withdrawn a demand for, or lost the right to, appraisal rights under Delaware law. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the existing stockholders of the Company.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

All information contained in this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1      Summary Term Sheet.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2      Subject Company Information.

(a)      Name and Address. The information contained in the section of the Proxy Statement entitled “SPECIAL FACTORS RELATING TO THE MERGER—The Parties” is incorporated herein by reference.

(b)      Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Record Date; Stockholders Entitled to Vote; Quorum”

“COMMON STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS”

“COMMON STOCK TRANSACTION INFORMATION”

The exact title of each class of the subject equity securities is “China Advanced Construction Materials Group, Inc. common stock, par value $.001 per share.”

(c)      Trading Market and Price. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“MARKET PRICE AND DIVIDEND INFORMATION”

(d)      Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“MARKET PRICE AND DIVIDEND INFORMATION”

(e)      Prior Public Offerings. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“COMMON STOCK TRANSACTION INFORMATION”

(f)      Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“COMMON STOCK TRANSACTION INFORMATION”

Item 3      Identity and Background of Filing Person.

(a)      Name and Address. China Advanced Construction Materials Group, Inc. is the subject company. The information set forth in the Proxy Statement contained in the section of the Proxy Statement entitled “SPECIAL FACTORS RELATING TO THE MERGER—The Parties” is incorporated herein by reference.

(b)      Business and Background of Entities. The information set forth in the Proxy Statement contained in the section of the Proxy Statement entitled “SPECIAL FACTORS RELATING TO THE MERGER—The Parties” is incorporated herein by reference.

(c)      Business and Background of Natural Persons. The information set forth in the Proxy Statement contained in the section of the Proxy Statement entitled “SPECIAL FACTORS RELATING TO THE MERGER—The Parties” is incorporated herein by reference.

China Advanced Construction Materials Group, Inc.: Set forth below for each director and executive officer of the Company is his or her respective present principal occupation or employment, the name of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. Neither the Company nor any of the Company’s directors or executive officers has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither the Company nor any of the Company’s directors or executive officers listed below has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Executive Officers

Xianfu Han. Mr. Han became chairman of the board of directors and chief executive officer of the Company on April 29, 2008. From January 2003 to the present, Mr. Han has served as chairman of the board of directors of the Company’s subsidiary Beijing Xin Ao Concrete Group. Since November 2002, Mr. Han has been chairman of Beijing Tsinghua University Management School’s Weilun Club. Between January 2001 and March 2007, Mr. Han served as executive vice chairman of the Beijing Concrete Association. Mr. Han is a citizen of the People’s Republic of China.

Weili He. Mr. He became vice-chairman of the board of directors and chief operating officer of the Company on April 29, 2008. From August 2007 to the present, Mr. He has served as vice chairman of the board of directors of the Company’s subsidiary, Beijing Xin Ao Concrete Group. From January 2003 to August 2007, Mr. He served as chairman of the board of directors of Beijing Xinhang Construction Materials Co., Ltd. Since 2007, Mr. He has served as vice chairman of the Beijing Concrete Association. Mr. He is a citizen of the People’s Republic of China.

Jeremy Goodwin. Mr. Goodwin was appointed president of the Company on January 25, 2010 and chief financial officer of the Company on February 15, 2010. Mr. Goodwin served as a member of the Company’s board of directors from October 6, 2008 until August 28, 2011. Since 2006, Mr. Goodwin has been managing partner of 3G Capital Partners, a corporate finance advisory firm. Mr. Goodwin is a citizen of the United States of America.

Directors (other than Mr. Han and Mr. He)

Tao Jin. Tao Jin became a director of the Company on May 4, 2011. Mr. Jin serves as chairman of the compensation committee and as a member of the audit committee and governance and nominating committee. Mr. Jin is a senior partner with Jincheng TongDa & Neal, a Chinese law firm based in Beijing. Immediately prior to joining Jincheng TongDa, Mr. Jin was a partner with Jun He Law Offices from 2005 through 2010. Mr. Jin is a citizen of the People’s Republic of China.

Jing Liu. Jing Liu became a director of the Company on February 7, 2010. Ms. Liu serves as a member of the audit committee, the compensation committee and the nominating and governance committee. From 2007 to 2009, Ms. Liu served on the board of directors of Guotai Asset Management Limited. During 2009, Ms. Liu served as a member of the board of directors of Southwest Securities Corporation. From 2005 to 2009, Ms. Liu served in various capacities, including general manager of the strategic development department and equity capital department, with China Jianyin Investment Limited, a state-owned investment company in the People’s Republic of China. Ms. Liu is a citizen of the People’s Republic of China.

Yang (Joanna) Wang. Yang (Joanna) Wang became a director of the Company on May 25, 2011. Ms. Wang serves as chairwoman of the audit committee and as a member of the compensation committee and governance and nomination committee. Between 2008 and 2010, Ms. Wang served as senior vice president of Oaktree Capital (Hong Kong) Limited, a U.S. private equity investment fund focused on mid-market opportunities worldwide, and was the head of the Beijing office. Between 2006 and 2007, Ms. Wang served as director of real estate financings of Credit Suisse (Hong Kong) Limited. Ms. Wang is a citizen of the United States of America.

Parent and Merger Sub Information:

Parent is a company organized under the laws of the British Virgin Islands. Merger Sub is a corporation organized under the laws of the State of Delaware. The principal business of each of Parent and Merger Sub is to hold, transact or otherwise deal in the securities of the Company or otherwise participate in the transactions contemplated by the Merger Agreement. Set forth below for each director and executive officer of Parent and of Merger Sub is his present principal occupation or employment, the name of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. Neither Parent nor Merger Sub nor any of Parent’s or Merger Sub’s directors or executive officers has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Parent nor Merger Sub nor any of Parent’s or Merger Sub’s directors or executive officers listed below has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Xianfu Han. Mr. Han has served as a director of Parent since October 14, 2011 and president and chairman of the board of directors of Merger Sub since its formation on October 17, 2011. Mr. Han became chairman of the board of directors and chief executive officer of the Company on April 29, 2008. From January 2003 to present, Mr. Han has served as chairman of the board of directors of the Company’s subsidiary, Beijing Xin Ao Concrete Group. Since November 2002, Mr. Han has been chairman of Beijing Tsinghua University Management School’s Weilun Club. Between January 2001 and March 2007, Mr. Han served as executive vice chairman of the Beijing Concrete Association. Mr. Han is a citizen of the People’s Republic of China.

Weili He. Mr. He has served as a director of Parent since October 14, 2011  and secretary, treasurer and director of Merger Sub since its formation on October 17, 2011. Mr. He became vice-chairman of the board of directors and chief operating officer of the Company on April 29, 2008. From August 2007 to present, Mr. He has served as vice chairman of the board of directors of the Company’s subsidiary, Beijing Xin Ao Concrete Group. From January 2003 to August 2007, Mr. He served as chairman of the board of directors of Beijing Xinhang Construction Materials Co., Ltd. Since 2007, Mr. He has served as vice chairman of the Beijing Concrete Association. Mr. He is a citizen of the People’s Republic of China.

Item 4      Terms of the Transaction.

(a) (1)   Not applicable.

(a) (2)  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of Our Board of Directors and Special Committee for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of the Buyer Group for the Merger”

“THE SPECIAL MEETING—Record Date; Stockholders Entitled to Vote; Quorum”

“SPECIAL FACTORS RELATING TO THE MERGER—Material United States Federal Income Tax Consequences”

Annex A—MERGER AGREEMENT

(c)      Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Effects on the Company if the Merger is not completed”

“SPECIAL FACTORS RELATING TO THE MERGER—Financing”

“THE SPECIAL MEETING—Stock Ownership and Interests of Certain Persons”

“THE MERGER AGREEMENT—Treatment of Common Stock”

“THE MERGER AGREEMENT—Treatment of Company Options and Company Warrants”

Annex A—MERGER AGREEMENT

(d)      Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“APPRAISAL RIGHTS”

Annex C—DELAWARE GENERAL CORPORATION LAW SECTION 262

(e)      Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under “SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger,” is incorporated herein by reference. There have been no other provisions in connection with the merger to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f)      Eligibility for Listing or Trading. Not applicable.

Item 5      Past Contacts, Transactions, Negotiations and Agreements.

(a)      Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Relationship Between Us and the Buyer Group”

“THE MERGER AGREEMENT”

“CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS”

Annex A—MERGER AGREEMENT

(b)      Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

Annex A—MERGER AGREEMENT

(c)      Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of the Company’s Directors and  Executive Officers in the Merger”

“THE MERGER AGREEMENT”

Annex A—MERGER AGREEMENT

(e)      Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of the Company’s Directors and  Executive Officers in the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Financing”

“THE MERGER AGREEMENT”

Annex A—MERGER AGREEMENT

Item 6      Purposes of the Transaction and Plans or Proposals.

(b)      Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Effects on the Company if the Merger is not Completed”

“SPECIAL FACTORS RELATING TO THE MERGER—Plans for the Company”

“THE MERGER AGREEMENT”

Annex A—MERGER AGREEMENT

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Plans for the Company”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of Our Board of Directors and Special Committee for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of the Buyer Group for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Effects on the Company if the Merger is not Completed”

“SPECIAL FACTORS RELATING TO THE MERGER—Plans for the Company”

“SPECIAL FACTORS RELATING TO THE MERGER—Financing”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Delisting and Deregistration of the Company Common Stock”

“THE MERGER AGREEMENT”

“MARKET PRICE AND DIVIDEND INFORMATION”

Annex A—MERGER AGREEMENT

Item 7      Purposes, Alternatives, Reasons and Effects.

(a)      Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of the Buyer Group for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Plans for the Company”

“THE MERGER AGREEMENT”

Annex A—MERGER AGREEMENT

(b)      Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of Our Board of Directors and Special Committee for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of the Buyer Group for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Purpose of and Reasons of the Buyer Group Regarding the Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Effects on the Company if the Merger is not Completed”

(c)      Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of Our Board of Directors and Special Committee for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of the Buyer Group for the Merger”

(d)      Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of Our Board of Directors and Special Committee for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Effects on the Company if the Merger is not Completed”

“SPECIAL FACTORS RELATING TO THE MERGER—Plans for the Company”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT—Effects of the Merger; Directors and Officers; Certificate of Incorporation; Bylaws”

“THE MERGER AGREEMENT—Treatment of Common Stock”

“THE MERGER AGREEMENT—Treatment of Company Options and Company Warrants”

“SPECIAL FACTORS RELATING TO THE MERGER—Material United States Federal Income Tax Consequences”

“APPRAISAL RIGHTS”

Annex A—MERGER AGREEMENT

Annex C—DELAWARE GENERAL CORPORATION LAW SECTION 262

Item 8      Fairness of the Transaction.

(a), (b)  Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Opinion of William Blair, Financial Advisor to the Special Committee”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Positions of the Buyer Group Regarding the Fairness of the Merger”

Annex B—FINANCIAL ADVISOR OPINION

(c)      Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Record Date; Stockholders Entitled to Vote; Quorum”

“THE SPECIAL MEETING—Vote Required”

“THE MERGER AGREEMENT—Conditions to the Merger”

Annex A—MERGER AGREEMENT

(d)      Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Opinion of William Blair, Financial Advisor to the Special Committee”

Annex B—FINANCIAL ADVISOR OPINION

(e)      Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of Our Board of Directors and Special Committee for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

(f)      Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

Item 9      Reports, Opinions, Appraisals and Negotiations.

(a)-(c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Opinion of William Blair, Financial Advisor to the Special Committee”

“WHERE YOU CAN FIND MORE INFORMATION”

Annex B—FINANCIAL ADVISOR OPINION

Item 10     Source and Amounts of Funds or Other Consideration.

(a), (b)  Source of Funds; Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Financing”

“THE MERGER AGREEMENT—Financing”

Annex A—MERGER AGREEMENT

(c)      Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Effects on the Company if Merger is not Completed”

“SPECIAL FACTORS RELATING TO THE MERGER—Fees and Expenses”

“THE MERGER AGREEMENT—Termination”

“THE MERGER AGREEMENT—Termination Fees and Reimbursement of Expenses”

Annex A—MERGER AGREEMENT

(d)      Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Financing”

Item 11     Interest in Securities of the Subject Company.

(a)      Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of the Company’s Directors and Executive Officers in the Merger”

“COMMON STOCK OWNERSHIP OF MANAGEMENT AND BENEFICIAL OWNERS”

(b)      Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

“COMMON STOCK TRANSACTION INFORMATION”

Annex A—MERGER AGREEMENT

Item 12     The Solicitation or Recommendation.

(d)      Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of Our Board of Directors and Special Committee for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“THE SPECIAL MEETING—Vote Required”

“THE SPECIAL MEETING—Stock Ownership and Interests of Certain Persons”

“COMMON STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS”

(e)      Recommendation of Others. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of Our Board of Directors and Special Committee for the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Positions of the Buyer Group Regarding the Fairness of the Merger”

“THE SPECIAL MEETING—Recommendation of Our Board of Directors and Special Committee”

Item 13     Financial Statements.

(a)      Financial Information. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“SELECTED FINANCIAL INFORMATION”

“WHERE YOU CAN FIND MORE INFORMATION”

(b)      Pro forma information. Not applicable.

Item 14     Persons/Assets, Retained, Employed, Compensated Or Used.

(a)      Solicitations or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Fees and Expenses”

“THE SPECIAL MEETING—Solicitation of Proxies”

(b)      Employees and corporate assets. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET RELATED TO THE MERGER”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS RELATING TO THE MERGER—Background of the Merger”

“SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“THE SPECIAL MEETING—Solicitation of Proxies”

Item 15     Additional Information.

(b)     Other material information. The entirety of the Proxy Statement, including all Annexes thereto, is incorporated herein by reference.

Item 16      Exhibits.

(a)(1) Preliminary Proxy Statement of China Advanced Construction Materials Group, Inc., incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on October 31, 2011 (the “Preliminary Proxy Statement”).

(a)(2) Form of Proxy Card, incorporated herein by reference to the Preliminary Proxy Statement.

(a)(3) Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)(4) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(5) Press Release dated October 24, 2011, incorporated herein by reference to Exhibit 99.1 to the Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on October 24, 2011.

(c)(1) Opinion of William Blair & Company, dated October 24, 2011, incorporated herein by reference to Annex B of the Proxy Statement.

(c)(2) Discussion Materials prepared by William Blair & Company for discussion with the special committee of the board of directors of the Company, dated October 24, 2011.

(d)(1) Agreement and Plan of Merger, dated October 24, 2011, by and among the Company, Parent, Merger Sub, Mr. Xianfu Han (solely for the purposes of Section 8.3(c) and Section 8.3(e) therein) and Mr. Weili He (solely for the purposes of Section 8.3(c) and Section 8.3(e) therein) incorporated herein by reference to Annex A to the Proxy Statement.

(f)(1) Appraisal Rights, incorporated herein by reference to the Section entitled “Appraisal Rights” in the Proxy Statement.

(f)(2) Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C to the Preliminary Proxy Statement.

(g) Not applicable.

SIGNATURE

After due inquiry and to the best of knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.

By: /s/ Tao Jin
       Tao Jin
       Director
       Dated: October 31, 2011

NOVEL GAIN HOLDINGS LIMITED

By: /s/ Xianfu Han
       Xianfu Han
       Director
       Dated: October 31, 2011

CACMG ACQUISITION, INC.

By: /s/ Xianfu Han
       Xianfu Han
       President
       Dated: October 31, 2011

XIANFU HAN

       /s/ Xianfu Han
       Dated: October 31, 2011

WEILI HE

       /s/ Weili He
       Dated: October 31, 2011

EXHIBIT INDEX

(a)(1) Preliminary Proxy Statement of China Advanced Construction Materials Group, Inc., incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on October 31, 2011 (the “Preliminary Proxy Statement”).

(a)(2) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(3) Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)(4) Press Release dated October 24, 2011, incorporated herein by reference to Exhibit 99.1 to the Report on Form 8-K furnished by the Company to the Securities and Exchange Commission on October 24, 2011.

(c)(1) Opinion of William Blair & Company, dated October 24, 2011, incorporated herein by reference to Annex B of the Proxy Statement.

(c)(2) Discussion Materials prepared by William Blair & Company for discussion with the special committee of the board of directors of the Company, dated October 24, 2011.

(d)(1) Agreement and Plan of Merger, dated October 24, 2011, by and among the Company, Parent, Merger Sub, Mr. Xianfu Han (solely for the purposes of Section 8.3(c) and Section 8.3(e) therein) and Mr. Weili He (solely for the purposes of Section 8.3(c) and Section 8.3(e) therein) incorporated herein by reference to Annex A to the Proxy Statement.

(f)(1) Appraisal Rights, incorporated herein by reference to the Section entitled “Appraisal Rights” in the Proxy Statement.

(f)(2) Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C to the Preliminary Proxy Statement.

(g) Not applicable.